                                                Filed Pursuant to Rule 424(B)(5)
                                                Registration No. 333-38611


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 30, 1997)

                                 717,500 SHARES

(JDN LOGO)
                             JDN REALTY CORPORATION

                                  COMMON STOCK

                            ------------------------

     JDN Realty Corporation is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of October 31, 1998, we owned and operated 90 properties containing approximately 11.8 million square feet of gross leasable area located in 14 states.

     We are offering and selling 717,500 shares of common stock with this Prospectus Supplement and the accompanying Prospectus. To assist us in maintaining our qualification as a REIT, ownership by any person is limited to 8% of our common stock, with certain exceptions. This offering is a firm commitment underwriting.

     JDN's common stock is listed on the New York Stock Exchange under the symbol "JDN." On November 4, 1998, the last reported sale price of our common stock on the NYSE was $21 9/16 per share.

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" IN JDN'S CURRENT REPORT ON FORM 8-K, DATED OCTOBER 30, 1998 AND INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS.

                            ------------------------

                                                PER SHARE               TOTAL
                                                ---------               -----
Public Offering Price.........................   $ 21.25             $15,246,875
Underwriting Discount.........................   $   .31             $   222,425
Proceeds, before expenses, to JDN.............   $ 20.94             $15,024,450

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the common stock will be ready for delivery on or about November 10, 1998.

                         SUNTRUST EQUITABLE SECURITIES
November 4, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................  S-2
The Company.................................................  S-4
Recent Developments.........................................  S-5
The Offering................................................  S-5
Use of Proceeds.............................................  S-6
Underwriting................................................  S-6
Legal Matters...............................................  S-7
                            PROSPECTUS
Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    2
The Company.................................................    3
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    4
Description of Capital Stock................................    4
Description of Common Stock.................................    6
Description of Common Stock Warrants........................    7
Description of Preferred Stock..............................    8
Description of Debt Securities..............................   12
Plan of Distribution........................................   17
Experts.....................................................   18
Legal Matters...............................................   18

                           FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among other things:

        - business conditions and the general economy, especially as they affect interest rates and value-oriented retailers;

        - the federal, state and local regulatory environment;

        - the availability of debt and equity capital with favorable terms and conditions;

        - the availability of new development and acquisition opportunities;

        - changes in the financial condition or corporate strategy of the Company's primary retail tenants and in particular Wal-Mart and Lowe's;

        - the ability to complete and lease existing development and redevelopment projects on schedule and within budget; and

        - the inability of the Company to maintain its qualification as a REIT.

Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus might not occur.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus is accurate as of the date on the front cover of this Prospectus Supplement and the accompanying Prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying Prospectus. Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor, JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.

                                  THE COMPANY

The Company, which began operations in 1978, is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of October 31, 1998, the Company owned and operated 90 properties containing approximately 11.8 million square feet of gross leasable area ("Company GLA") located in 14 states. The principal tenants of the Company's properties include Wal-Mart, Lowe's and Kroger. The Company has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.

The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company and its founders have developed or jointly developed 144 shopping center projects, 101 of which were built on assignment from Wal-Mart, and have developed, sold or leased more than 150 outparcels.

The Company's business objective is to increase its funds from operations per share by:

        - development of new shopping centers anchored by strong retailers;

        - redevelopment and expansion of its existing properties;

        - effective leasing and management of its properties and ground leasing of adjacent outparcels; and

        - acquisition of existing shopping centers.

The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise.

The eight members of the Company's senior management team average approximately 11 years with the Company and each has significant experience in the real estate industry. As of September 30, 1998, the executive officers and directors of the Company as a group beneficially owned approximately 9.2% of the outstanding common stock, $.01 par value per share (the "Common Stock"), of the Company.

JDN Realty Corporation was incorporated under the laws of the State of Maryland in December 1993. The Company's executive offices are located at 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305 and its telephone number is (404) 262-3252.

                              RECENT DEVELOPMENTS

Development. During the third quarter of 1998, the Company began construction on five shopping centers, bringing the total projects under construction to 39 as of September 30, 1998. These 39 projects are expected to contain 3.6 million square feet which will be owned by the Company and are expected to represent an investment of $329.3 million. During October 1998, the Company completed portions of four of these projects which added approximately 663,000 square feet of gross leasable area to the Company's operating portfolio.

Proposed Dispositions. Based upon a review of shopping centers in its operating portfolio, the Company has solicited and received offers to buy two of its shopping centers to third-party purchasers. The Company has entered into a letter of intent with a third-party purchaser for a Wal-Mart and Lowe's anchored shopping center in Cartersville, Georgia containing 375,828 square feet of Company GLA which was developed by the Company and placed in service in 1995. The Company has also entered into a definitive purchase agreement with a third-party purchaser for a Wal-Mart anchored shopping center in Cordele, Georgia containing 176,054 square feet of Company GLA which was developed by the Company and placed in service in 1997. The Company anticipates closing the sales of these two shopping centers in the fourth quarter of 1998. There can be no assurance whether or when these sales will be consummated. If these sales are consummated, the Company anticipates that it will use the proceeds to fund ongoing development and redevelopment activities.

                                  THE OFFERING

Common Stock Offered.........   717,500 shares

Common Stock to be
  Outstanding after the
  Offering...................   32,695,298 shares (1)

Use of Proceeds..............   To reduce the outstanding balance under the
                                Company's unsecured line of credit (the
                                "Unsecured Line of Credit").

NYSE Symbol..................   JDN
-------------------------

(1) Excludes 3,606,148 shares of Common Stock reserved for issuance under the Company's 1993 Incentive Stock Plan, 450,000 shares of Common Stock reserved for issuance under the Company's 1993 Non-Employee Director Stock Option Plan, 727,998 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan and 146,993 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan.

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the shares of the Common Stock offered hereby, after deducting the underwriting discount and estimated expenses of the offering, are estimated to be approximately $14.9 million.

The Company intends to use all of the net proceeds from the offering to reduce the outstanding balance under the Unsecured Line of Credit. Borrowings outstanding under the Unsecured Line of Credit were approximately $133.5 million at November 4, 1998. The Unsecured Line of Credit bears interest at LIBOR plus 1.00% (6.36% at November 4, 1998) and matures in May 2001.

                                  UNDERWRITING

Subject to the terms and conditions contained in the terms agreement (the "Terms Agreement"), the Company has agreed to sell to SunTrust Equitable Securities Corporation (the "Underwriter") and the Underwriter has agreed to purchase from the Company 717,500 shares of Common Stock. The Terms Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Common Stock is subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriter is obligated to take and pay for all shares of Common Stock offered hereby if any such shares are taken.

The following table shows the per share and total underwriting discount to be paid to the Underwriter by the Company.

Per Share...............................................  $    .31
Total...................................................  $222,425

The Underwriter proposes to offer the Common Stock directly to the public at $21.25 per share and to certain dealers at such price less a concession not in excess of $.19 per share. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain dealers.

The Company expects to incur expenses of approximately $100,000 in connection with this offering. These expenses are estimated to include printing costs of $5,000, legal fees of $35,000, accounting fees of $25,000, blue sky fees and expenses of $1,000, NYSE listing fees of $10,000 and miscellaneous expenses of $24,000.

The Company has agreed not to, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock for a period of 30 days from the date hereof without the prior written consent of the Underwriter, subject to certain limited exceptions. The Underwriter may, at any time and without notice, waive the foregoing lock-up agreement.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

In connection with the offering the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

If the Underwriter creates a short position in the Common Stock in connection with the offering, i.e., if it sells more than 717,500 shares of Common Stock, the Underwriter may reduce that short position by purchasing Common Stock in the open market.

The Underwriter also may impose a penalty bid on certain selling group members. This means that if the Underwriter purchases shares of Common Stock in the open market to reduce the Underwriter's short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The Underwriter or its affiliates have provided, and may in the future provide, investment banking, financial advisory or commercial banking services for the Company, for which they have received and may receive customary compensation.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby, as well as certain legal matters relating to the Company, will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Waller Lansden Dortch & Davis, A Professional Limited Liability Company, will rely on the opinion of Brown & Wood LLP, Washington, D.C., as to certain matters of Maryland law.

Certain legal matters related to the offering will be passed upon for the Underwriter by Hogan & Hartson L.L.P., Washington, D.C.

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                                 717,500 SHARES

                                   (JDN LOGO)

                             JDN REALTY CORPORATION

                                  COMMON STOCK

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                         SUNTRUST EQUITABLE SECURITIES

                                NOVEMBER 4, 1998

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